

Mail Stop 3561

February 2, 2016

Michael Hillerbrand
Chief Executive Officer
Nuts & Bolts International, Inc.
100 Europa Drive, Suite 455
Chapel Hill, NC 28517

> **Re: Nuts & Bolts International, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed January 8, 2016**
> **File No. 333-200624**

Dear Mr. Hillerbrand:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the shares of your common stock are listed on the OTC Pink. We further note that you indicate the selling shareholders may offer and sell from time to time on the OTC Pink or in negotiated transactions, at market prices prevailing at the time of the sale or negotiated prices. Item 503(b)(3) of Regulation S-K requires a prospectus to include either a price or a description of the method used to calculate the price. At-the-market offerings by selling shareholders generally cannot satisfy that requirement unless there is an existing public trading market for the securities. Please note that being quoted on the OTC Pink does not satisfy the requirement that there is an established public trading market in order to be able to offer these selling shareholder shares at prevailing market prices or negotiated prices. As such, these selling shareholder shares need to be offered

at a fixed price until the established public trading market requirement is satisfied. Please revise the post-effective amendment to Form S-1 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC